BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
12540 BROADWELL ROAD, SUITE 1203
MILTON, GA 30004
January 26, 2014

Jay Ingram
Legal Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 9, 2014
File No. 1-13984

Dear Mr. Ingram:

By letter dated December 29, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Brooklyn Cheesecake & Desserts Company, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 9, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Purposes and Effects of the Proposal, page 4

1.
You disclose that the primary reason for the amendment to your Articles of Incorporation is to change your corporate name to reflect your new business following your merger with Here to Serve Holding Corp. Please revise your preliminary proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe that you are not required to provide some or all of this information. See Note A to Schedule 14A.

Response: We are revising our preliminary proxy statement to provide the financial statements of the Company as required by Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeffrey S. Cosman

Chief Executive Officer